[Genentech, Inc. Logo]                             NEWS RELEASE

                     Media Contact:          Laura Lieber (415) 225-5759
                     Investor Contact:       Lisa Brock (415) 225-1034


                GENENTECH AND ROCHE CHANGE FORM OF TRANSACTION
               TO ACCOMMODATE NEW SCHEDULE FOR STOCKHOLDER VOTE

               --All terms announced on May 1st remain the same;
                 stockholder vote to occur after June 30, 1995--



SOUTH SAN FRANCISCO, CA, May 25, 1995 -- Genentech, Inc. (NYSE; GNE) and Roche Holdings, Inc. today announced an agreement to change the form of the transaction announced earlier this month. The new "merger agreement," which is identical in substance to the previous "transaction agreement," extends for four years Roche's option to cause the purchase of the outstanding common stock of Genentech at predetermined prices that escalate quarterly up to $82 per share. If Roche does not exercise that option, Genentech's stockholders will have the option to "put" (insist on Genentech buying) some or all of their shares at $60 per share within a thirty day period commencing July 1, 1999. The merger agreement continues the other terms previously announced.

               The form of transaction was changed because neither company expects the issue to come to a vote by Genentech's stockholders until after the June 30, 1995 expiration of the current Roche buyout option. After June 30, Genentech's redeemable common stock automatically converts into common stock. Because of that conversion, a merger form of transaction will be technically necessary to consummate the transaction after June 30, 1995. The changed form of transaction was provided for in the original agreement.

               The approval of the merger agreement requires the favorable vote of the majority or the shares not held by Roche. If the merger agreement is not consummated by September 30, 1995, each party has the right to terminate the agreement. The stockholder vote will be scheduled shortly after SEC clearance, but will occur well in advance of September 30.

               Genentech, Inc. is a leading biotechnology company that discovers, develops, manufactures and markets human pharmaceuticals for significant unmet medical needs. The company is headquartered in South San Francisco, California, and is traded on the New York and Pacific Stock Exchanges under the symbol GNE.


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